SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
16 December, 2011

Air BP Expands in Brazil
To Meet Growth in Aviation

Air BP announced today the purchase of aviation fuel assets at seven Brazilian airports from Shell Brasil Holding B.V. and Cosan S.A. Indústria e Comercio for R$185 million (ca. US$100 million). The acquisition will give Air BP access to Guarulhos, Recife, Viracopos, Curitiba and Pampulha airports, as well as increasing capacity at existing Air BP operations in Galeão and Brasília. The deal is expected to be completed in the first quarter of 2012 subject to regulatory approvals.

On completion, Air BP will be present at 18 Brazilian airports which together account for some 66 percent of aviation fuel demand in Brazil. The deal adds physical assets such as storage tanks, vehicles and pipelines for into-plane refuelling, allowing Air BP to market fuel direct to commercial airlines and general aviation customers at the new locations.

"This acquisition is another step forward in BP's growth strategy in Brazil which has become a key centre of investment for us," said Tufan Erginbilgic, BP's chief operating officer, refining and marketing. "In addition to achieving strong growth in Air BP and Castrol lubricants, in 2008 we were the first international oil company to invest in Brazil's biofuels industry and we recently took that investment total to well over $1 billion through acquisitions."

In 2011, BP also gained government approvals for the purchase of significant deepwater exploration and production assets in the Campos and Camamu-Almada basins offshore and onshore in the Parnaiba basin.

For Air BP's new investment, approximately 80 employees will be recruited at airports and the head office in Sao Paulo to manage the new business, increasing total headcount by some 70 percent over the next two years.

"Demand growth for aviation fuel in Brazil is well above the average global rates at around 16 percent. The purchase of these new assets will allow Air BP to accelerate its ambitious plans to grow its share of supply. This is a move welcomed by our customers as it will increase competition in the market," said Ricardo Paganini, Air BP country manager in Brazil.

"BP's investments in Brazil are fundamental to our growth agenda. This year has been key to that growth with the significant expansion of BP's exploration and production business in Brazil, the acquisition of CNAA and the Tropical BioEnergia ethanol businesses and now with the expansion of our aviation fuel business. Brazil is a country blessed with natural and human resources and a growing market and we are pleased with the opportunity to be part of the country's industrial development," said Guillermo Quintero, BP Brazil's regional president.

BP in Brazil

·
Earlier in 2011 BP acquired the exploration and production company Devon Energy do Brasil. It acquired a diverse and broad deepwater exploration acreage position offshore Brazil with interests in eight licence blocks in the Campos and Camamu-Almada basins, in water depths ranging from 100-2,780 metres, as well as two onshore licences in the Parnaiba basin. The Campos basin blocks include three discoveries - Xerelete, pre-salt Wahoo and Itaipu - and the producing Polvo field.

·
In 2011 BP acquired a majority 99.97 per cent stake in Companhia Nacional de Açúcar e Álcool (CNAA). BP is the operator of the CNAA mills in Itumbiara, Goiás and Ituiutaba, Minas Gerais. The mills will be able to supply both Brazilian and international markets with ethanol for transport fuels. The agricultural land used for sugarcane cultivation related to all BP's operations in Brazil is within the areas permitted under Brazil's proposed Agro-Ecological Zoning of Sugarcane (Zoneamento Agroecológico da Cana-de-açúcar).

·
In 2011, BP became the 100% owner and operator of Tropical BioEnergia S.A.; an ethanol producing mill located in Edéia, Goiás state. BP intends to double the annual operational capacity of Tropical BioEnergia to five million tonnes of crushed cane, or 450 million litres of ethanol equivalent by 2014. BP acquired its initial 50 per cent stake in Tropical BioEnergia in 2008, and the remaining 50% interest in 2011.

Notes to editors:

·
The new Air BP locations are in addition to the company's current network of 13 airports at Ribeirão Preto, Cabo Frio, Jundiaí, Jacarepaguá, Goiânia, Helicidade, Cuiabá, Amarais, Maringá, Campo de Marte, Galeão and Brasília.

·
The seven airport sites were sold in order to comply with an instruction from CADE, the Brazilian competition authority, requiring their sale to meet Brazilian legislation. Air BP has been operating for over 90 years and is one of the largest aviation fuel suppliers in the world. It is present in approximately 50 countries and operates at more than 630 airports.

Further enquiries:

BP Press Office, London +44 (0)207 496 4076, bppress@bp.com
BP Brazil,  José Carlos Mattos, (021)21272893, jose.mattos@bp.com.

- ENDS -

press release
16 December, 2011

Air BP cresce no Brasil para atender crescimento no setor aéreo

A Air BP anunciou hoje a compra das operações de distribuição de combustível de aviação da Shell Brasil Holding B.V. e Cosan S.A. Indústria e Comercio em sete aeroportos brasileiros por R$ 185 milhões (aproximadamente US$100 milhões). Esta aquisição irá dar para a Air BP acesso aos aeroportos de Guarulhos, Recife, Viracopos, Curitiba e Pampulha e, também, irá aumentar a capacidade das atuais operações da Air BP no Galeão e em Brasília. O negócio deverá ser concluído no primeiro trimestre de 2012 e está sujerto às aprovações dos órgãos reguladores.

Ao final do processo, a Air BP estará presente em 18 aeroportos brasileiros que respondem por cerca de 66 por cento da demanda do mercado de combustível de aviação no Brasil. O negócio irá incluir ativos como tanques de estocagem, veículos e dutos para abastecimento diretamente na aeronave, permitindo a Air BP vender diretamente combustível a companhias comerciais de aviação e demais clientes nesses aeroportos.

"Esta aquisição é mais um passo no crescimento estratégico da BP no Brasil, que se tornou um país chave para nossos investimentos", disse Tufan Erginbilgic, chefe de operações de refino e marketing da BP. "Além de realizarmos um forte crescimento na Air BP e na Castrol Lubrificantes, em 2008 fomos a primeira companhia internacional de petróleo a investir na indústria de biocombustíveis e recentemente aumentamos este investimento com mais de um bilhão de dólares em aquisições".

Em 2011 a BP também recebeu a aprovação do governo para a compra de significativos ativos de exploração e produção de petróleo nas bacias marítimas de Campos e de Camamu-Almada e na bacia terrestre de Parnaíba.

Com os novos investimentos, aproximadamente 80 empregados serão contratados pela Air BP para trabalharem nos aeroportos e no escritório central em São Paulo, aumentando o número de colaboradores da companhia em 70 por cento nos próximos dois anos.

"A demanda por combustível de aviação no Brasil está crescendo a uma taxa bem superior às taxas globais, com um crescimento aproximado de 16 por cento. A compra desses novos ativos irá permitir que a Air BP acelere seus planos e aumente sua participação de mercado. Este é um movimento bem-vindo pelos consumidores, já irá aumentar a competição no mercado", disse Ricardo Paganini, gerente geral da Air BP no Brasil.

"Os investimentos da BP no Brasil são fundamentais para nossa agenda de crescimento. Esse foi um ano chave para esse crescimento, com a significativa expansão das atividades de exploração e produção no Brasil, a aquisição das usinas de etanol da CNAA e da Tropical, e agora com a expansão de nosso negócio de combustíveis de aviação. O Brasil é um país abençoado com recursos naturais e humanos e um mercado em crescimento. Nos sentimos honrados com a oportunidade de participar no desenvolvimento industrial do País", disse Guillermo Quintero, presidente regional da BP.

A BP no Brasil

·
•    No início de 2011 a BP comprou a companhia de exploração e produção Devon Energy do Brasil Ltda. Esta aquisição posicionou a BP em uma área extensa e diversa de exploração marítima no Brasil, com interesses em oito blocos nas Bacias de Campos e Camamu-Almada, em águas com uma variação de profundidade de 100 até 2780 metros, como também duas licenças terrestres na Bacia do Parnaíba. Os campos da Bacia de Campos incluem três descobertas - Xerelete, os localizados no pré-sal Wahoo e Itaipu e o campo de Polvo já em produção.

·
•    Em 2011 a BP adquiriu a maioria de 99.97 por cento das ações da Companhia Nacional de Açúcar e Álcool (CNAA). A BP é a operadora das usinas da CNAA em Itumbiara, Goiás e em Ituiutaba, Minas Gerais. Estas usinas estarão capacitadas para suprir os mercados brasileiro e internacional com etanol para ser usado como combustível em transportes. A terra cultivada para plantação de cana em todas as atividades da BP está dentro dos limites permitidos propostos pelo Zoneamento Agroecológico da Cana-de-açúcar.

·
•    Em 2011, a BP tornou-se 100% proprietária e operadora da Tropical BioEnergia S.A., uma usina produtora de etanol localizada em Edéia, Goiás. A BP planeja dobrar a capacidade operacional da Tropical BioEnergia para 5 milhões de toneladas de cana esmagada, ou 450 milhões de litros de etanol equivalente até 2014. A BP adquiriu os 50 por cento iniciais das ações da Tropical BioEnergia em 2008 e os 50% restantes em 2011.

Nota aos editores:

·
As novas áreas da Air BP irão somar-se a atual rede da companhia em 13 aeroportos localizados em Ribeirão Preto, Cabo Frio, Jundiaí, Jacarepaguá, Goiânia, Helicidade, Maringá, Cuiabá, Amarais, Campo de Marte, Galeão e Brasilia.

·
As sete bases nos aeroportos foram vendidas para dar cumprimento a uma instrução do CADE requerendo sua venda para obedecer a legislação brasileira. A Air BP opera há mais de 90 anos e é uma das maiores supridoras de combustível de aviação no mundo. Está presente em aproximadamente 50 países e opera em mais de 630 aeroportos.

Maiores Detalhes:

BP Press Office, London +44 (0)207 496 4076, bppress@bp.com
BP Brasil, José Carlos Mattos, (021)21272893, jose.mattos@bp.com.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 December 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary